Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JUL 29 AM 10:25

LETTER FOR MAINTENANCE OF EXEMPTION

26 July 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

02042866

SUPPL

Dear Sirs

SIME DARBY BERHAD ; FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the acquisitions of new subsidiary companies released on 26 July 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dw 7/29

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

KLSE

Form Version 2.0

General Announcement

Submitted by S DARBY on 26-07-2002 05:16:42 PM
Reference No SD-020726-234CB

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Acquisition Of New Subsidiary Companies

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, SD Holdings Berhad had on 1st July 2002, acquired two (2) shares representing 100% of the issued and paid-up capital of Sime Darby Motor Holdings Limited ("SDMHL). SDMHL, in turn, acquired two (2) shares, representing 100% of the issued and paid-up capital of Sime Darby Motor Group (Singapore) Limited ("SDMG"). The principal activity of both SDMHL and SDMG, which are incorporated in Singapore, is investment holding.

The above acquisitions are not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisitions.

This announcement is dated 26th July 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: